Mail Stop 3561
								March 28, 2006
Tracey T. Travis
Senior Vice President and
Chief Financial Officer
Polo Ralph Lauren Corporation
650 Madison Avenue
New York, NY  10022


      Re:	Polo Ralph Lauren Corporation
		Form 10-K for the Fiscal Year Ended April 2, 2005
		Form 10-Q for the Quarterly Period Ended December 31,
2005
		File No. 1-13057


Dear Ms. Travis

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended April 2, 2005

Notes to Consolidated Financial Statements, page F-10

Note 1.  Significant Accounting Policies, page F-10

Revenue Recognition, page F-11

1.	Please tell us when you recognize revenues from products
ordered
through your web-site. If web-site orders and/or wholesale orders are shipped using FOB destination terms, tell us whether you estimate delivery dates and the significant assumptions you use to do so. If applicable, please also tell us how you assess the accuracy of your estimates given the variability among carriers, methods of transit and on-time performance. In addition, please tell us the amount of deferred revenue, and balance sheet classification, at each balance sheet date.

2. We note per review of your web site that you sell gift cards. Please tell us the amount of gift cards you sold in fiscal 2005 and
2004. Please also tell us your accounting policies related to gift cards, including those related to recognition of revenue and breakage.

Advertising, page F-14

3. Please explain to us why you believe that consideration paid to customers under your cooperative advertising programs is appropriately characterized as SG&A expense based on the conditions in Issue 1 of EITF 01-9. In doing so, please tell us:

* The terms and conditions of your cooperative advertising programs, the related terms and conditions contained in customer agreements and the nature and extent of documentation you require from customers to qualify for the allowances;

* Why you believe the advertising benefits you receive is sufficiently separable from purchases of your products;

* How you determine the fair value of the advertising benefits you receive; and

* How you determine that the consideration paid does not exceed the fair value of the advertising benefits received.



Note 4.  Acquisitions and Joint Venture, page F-20

4. Please tell us the methodology you used to determine the fair value of the intangible assets you identified and recognized upon your purchase of RL Childrenswear Company. Please also tell us how you treated the license agreement and order backlog of RL Childrenswear in your determination of intangible assets that should be recognized apart from goodwill. Finally, please tell us the primary reasons for the acquisition of RL Childrenswear and the factors that contributed to a purchase price that resulted in recognition of goodwill.

5. In future filings, please disclose earnings or losses of equity method investees and minority interests in the net income or loss of subsidiaries separately on the face of your statements of operations.
Please also disclose minority interests separately on the face of your balance sheets.

Form 10-Q for the Quarterly Period Ended December 31, 2005

Notes to Consolidated Financial Statements, page 6

Note 5.  Acquisitions, page 12

6. We note that you settled all claims under your litigation with Jones as part of your acquisition of the Polo Jeans business. Please tell us the methodology you used to measure the fair value of the settlement. Please also tell us how you determined the fair value of the footwear license in connection with your acquisition of Ralph Lauren Footwear Co., Inc. and whether you recognized a settlement gain or loss upon the reacquisiton of the license. In future filings, please disclose the valuation method you use to determine the settlement amount of preexisting relationships with acquired entities. Please refer to EITF 04-1, Accounting for Preexisting Relationships between the Parties to a Business Combination.

* * * * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Scott Ruggiero at (202) 551-3331 or William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


Sincerely,


William Choi
Branch Chief


Ms. Tracey Travis
Polo Ralph Lauren Corporation
March 28, 2006
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